EXHIBIT 99.1
CECT T100 Receives Highest Rating Among Five High Security Mobile Handsets
Reviewed by China Electronic News
     BEIJING, July 13 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc (“the Company”) (Nasdaq: XING) today announced that CEC Telecom Co., Ltd (CECT), one of China’s leading domestic manufacturers of mobile handsets, which is 96.6%-owned by the Company’s major subsidiary Qiao Xing Mobile Communication Co., Ltd (“Qiao Xing Mobile”) (NYSE:QXM), received a 5-star rating for its CECT T100 model in a review of five high security handsets by China Electronic News, one of the most influential consumer electronic publications in China. The CECT T100 was the only handset to receive five stars among those reviewed in the high security category. The model was also noted for its ultra-long standby battery and multimedia features, such as streaming TV.
     According to China Electronic News, consumers in China are becoming increasingly concerned with protecting privacy, and as such, highly secure mobile handsets are becoming popular in the market. Among domestic handsets that offer security features, the CECT T100 is the only one with fingerprint recognition technology. CECT T100 users can freely set fingerprint protection for almost all features on the phone, including the phone book, messaging, calendar, incoming and outgoing calls, and keypad use, so that unauthorized users cannot gain access.
     Mr. Wu Zhi Yang, Chairman of Qiao Xing Mobile, commented, “We are very pleased that our T100 model was recognized by China Electronic News. We believe this helps demonstrate our leading capabilities in applying advanced technology to mobile handsets. As this ranking shows, our strategy of focusing on differentiation at every level of our business is paying off and we plan to continue developing such new and unique products in the future.”
     About Qiao Xing Mobile Communication Co., Ltd.
     Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 13, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For further information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.